UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                                 T-REX OIL, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   75188R106
              ------------------------------------------------------
                                (CUSIP Number)

                              RAINER MAYERHOFER
                                   Ahornweg 6
                          Eberhardzell, Germany 88436
                                 49 7355 6370111
             ------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 28, 2015
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.   NAMES OF REPORTING PERSONS:

     Rainer Mayerhofer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):(a) /_/
                                                                         (b) /_/
3.   SEC USE ONLY:

4.   SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): /_/

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

     Germany

                             7.  SOLE VOTING POWER:

                                 431,505
      NUMBER OF SHARES
      BENEFICIALLY OWNED     8.  SHARED VOTING POWER:
      BY EACH REPORTING
      PERSON WITH                2,429,754

                             9.  SOLE DISPOSITIVE POWER:

                                 431,505

                             10. SHARED DISPOSITIVE POWER:

                                 2,429,754

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     431,505 common shares directly and 1,983,256 common shares indirectly as CEO of RMI GmbH and 446,498 common shares indirectly through spouse

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): /_/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     2.82% Common Stock directly and 15.88% Common Stock indirectly

14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

ITEM 1. SECURITY AND ISSUER
---------------------------

The security for which this report is made is the common stock, par value $0.001 per share, of T-Rex Oil, Inc., fka Rancher Energy Corp., a Colorado corporation (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.
--------------------------------

This statement on Schedule 13D is being filed on behalf of Rainer Mayerhofer,  a
citizen  of  Germany.   The  address  of  Rainer   Mayerhofer   is  Ahornweg  6,
Eberhardzell, Germany 88436.

Rainer Mayerhofer, age 45, is CEO of SichKraft GmbH, a German company and CEO and owner of RMI GmbH, a German company.

Rainer Mayerhofer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Rainer Mayerhofer has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rainer Mayerhofer is a citizen of Germany.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

Not Applicable.

ITEM 4. PURPOSE OF TRANSACTION
------------------------------

On March 28, 2015, T-Rex Oil, Inc. entered into a Share Exchange Agreement by and among T-Rex Oil, Inc., a Colorado corporation, and Western Interior Oil & Gas Corporation, a Wyoming corporation, and the Shareholders of Western Interior Oil & Gas Corporation.

Under the  Agreement,  the Western  Interior Oil & Gas Corp.  common shares were exchanged for common shares of T-Rex Oil, Inc. RMI GmbH exchanged 1,983,256 shares of Western Interior Oil & Gas Corp. shares for 1,983,256 common shares of T-Rex Oil, Inc. Mr. Mayerhofer has indirect beneficial ownership of the RMI GmbH shares as CEO and owner of RMI GmbH. Mr. Mayerhofer also has indirect beneficial ownership of 446,498 shares through his spouse.

Except as otherwise set forth in this Schedule 13D, at present, Rainer Mayerhofer does not have any plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of
Schedule 13D.

Mr. Mayerhofer may, at any time and from time to time, review or reconsider their position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
--------------------------------------------

The percentages of outstanding shares of T-Rex Oil, Inc. common stock reported below are based on the statement that as of May 29, 2015, there were 15,295,025 shares of T-Rex Oil, Inc. common stock outstanding.

     (a) Mr. Mayerhofer beneficially owns or may be deemed to beneficially own shares of T-Rex Oil, Inc. common stock as follows:

                                    No. of Shares            % of Class
                                    -----------------        -------------
         Common Shares                   431,505                 2.82%
           Direct                   -----------------        -------------
                                         431,505                 2.82%

                                    No. of Shares            % of Class
                                    -----------------        -------------
         Common Shares                 2,429,754 (1)             15.88%
           Indirect                 -----------------        -------------
                                       2,429,754 (1)             15.88%

--------------
(1) Mr. Mayerhofer is CEO and owner of RMI GmbH and thereby holds indirect beneficial ownership of 1,983,256 shares through RMI GmbH. He holds indirect beneficial ownership of 446,498 shares through his spouse.

     (b) For information regarding the number of shares of T-Rex Oil, Inc. common stock as to which Rainer Mayerhofer holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than as set forth herein, there have been no transactions in shares of T-Rex Oil, Inc. common stock effected by Rainer Mayerhofer during the past 60 days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

Rainer Mayerhofer has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of T-Rex Oil, Inc., other than as described in this statement on
Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
-----------------------------------------

10.1 - Share Exchange Agreement, dated March 28, 2015
10.2 - Amendment to Share Exchange Agreement, dated April 9, 2015

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date: June 14, 2015



                                       /s/ Rainer Mayerhofer
                                       ---------------------------------
                                       Rainer Mayerhofer, Individual